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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 2)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CELLTECH GROUP PLC
(Name of Subject Company)

CELLTECH GROUP PLC
(Name of Person Filing Statement)

Ordinary shares, nominal value 50 pence sterling per share
and
American Depositary Shares (each representing 2 ordinary shares)
(Title of Class of Securities)

151158102 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Peter Allen
Celltech Group plc
208 Bath Road
Slough
Berkshire SL1 3WE
England
+44 (0) 1753 534655

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies To:
Daniel Epstein
Allen & Overy
One New Change
London EC4M 9QQ
United Kingdom
+44 20 7330 2927

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on May 19, 2004 (the Schedule 14D-9) by Celltech Group plc, a public limited company incorporated under the laws of England and Wales (Celltech), relating to the tender offer (the Offer) made by UCB S.A., a company organized under the laws of the Kingdom of Belgium (UCB), as set forth in a Tender Offer Statement filed by UCB on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the Schedule TO), filed by UCB with the Securities and Exchange Commission on May 19, 2004 to purchase all of the outstanding Celltech shares at the purchase price of 550 pence per Celltech ordinary share and 1,100 pence per Celltech ADS.

        The Offer is being made pursuant to the terms and conditions set forth in the Offer Document dated May 19, 2004, which has been filed as an exhibit to the Schedule TO, and the related Letter of Transmittal, Form of Acceptance, Authority and Election and Notice of Guaranteed Delivery.

Purpose of this Amendment

        Exhibit (e)(5), CDP 870 Collaboration Agreement dated May 17, 2004, is being amended to include previously redacted information. The exhibit, as amended, is being refiled and replaces in its entirety exhibit (e)(5) to the original filing.

Item 9. Exhibits.

        Exhibit (e)(5) is hereby amended as indicated above. Confidential material has been redacted and separately submitted to the SEC.

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Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celltech Group plc
By:	/s/ PETER V. ALLEN Peter V. Allen Finance Director

Date: July 8, 2004

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